                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ________________ TO _________________

             COMMISSION FILE NUMBER 1-9513 (CMS ENERGY CORPORATION)
            COMMISSION FILE NUMBER 1-5611 (CONSUMERS ENERGY COMPANY)

                           EMPLOYEES' SAVINGS PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                             -----------------------
               (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                             -----------------------
                     (NAME OF ISSUER OF THE SECURITIES HELD
                      PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2004 and 2003 and
                          Year ended December 31, 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.........................        1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................        2
Statement of Changes in Net Assets Available for Benefits.......................        3
Notes to Financial Statements...................................................        4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year).................       10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Employees' Savings Plan and Employee
 Stock Ownership Plan of Consumers Energy Company

We have audited the accompanying statements of net assets available for benefits of Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 3, 2005

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

                 Statements of Net Assets Available for Benefits

                                                                                       DECEMBER 31
                                                                               2004                   2003
                                                                         ----------------       ----------------
ASSETS
Investments:
   Guaranteed investment contracts (at contract value)                   $    130,736,865       $    132,664,682
   Fidelity Managed Income Portfolio II                                        41,291,721             33,777,215
   CMS Energy Corporation Common Stock                                        121,554,041            106,921,647
   Fidelity Dividend Growth Fund                                              150,679,815            150,917,774
   Comerica Small Cap Index Fund                                                2,633,789                569,783
   Comerica Large Cap Growth Index Fund                                        12,155,574             11,487,580
   Comerica Large Cap Value Index Fund                                         11,386,982              9,037,178
   Comerica Midcap Index Fund                                                   1,785,889                840,724
   Comerica 500 Index Fund                                                     14,394,383             12,760,323
   Calamos Growth Fund                                                         57,289,067             44,078,782
   Janus Mid Cap Value Fund                                                     8,105,451              2,797,972
   Fidelity Intermediate Bond Fund                                              6,203,158              5,431,304
   Fidelity Low Price Stock Fund                                               10,999,072              5,755,548
   Fidelity Diversified International Fund                                     24,500,289             17,313,392
   Fidelity Small Cap Stock Fund                                               14,408,657             11,496,264
   Fidelity Freedom Income Fund                                                 1,329,472                901,377
   Fidelity Freedom 2010 Fund                                                   3,619,498              2,648,264
   Fidelity Freedom 2020 Fund                                                   2,678,603              1,270,879
   Fidelity Freedom 2030 Fund                                                     723,534                253,399
   Fidelity Freedom 2040 Fund                                                     409,553                284,550
   Short term investments                                                          12,658                119,713
   Loans to participants                                                       22,891,867             24,813,736
                                                                         ----------------       ----------------
Total investments                                                             639,789,938            576,142,086

Receivables:
   Other receivables                                                               71,839                157,045
                                                                         ----------------       ----------------
                                                                                   71,839                157,045

LIABILITY
Other                                                                              83,248                 65,167
                                                                         ----------------       ----------------
Net assets available for benefits                                        $    639,778,529       $    576,233,964
                                                                         ================       ================

See accompanying notes.

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2004

ADDITIONS
Interest and dividend income                                             $      9,025,571
Participant contributions                                                      38,322,292
                                                                         ----------------
Total additions                                                                47,347,863

DEDUCTIONS
Benefits payments, withdrawals and distributions                               38,335,563
Administrative expenses                                                           197,705
                                                                         ----------------
Total deductions                                                               38,533,268

Net realized and unrealized appreciation
   in fair value of investments                                                54,729,970
                                                                         ----------------
Net increase                                                                   63,544,565

Net assets available for benefits:
   Beginning of year                                                          576,233,964
                                                                         ----------------
   End of year                                                           $    639,778,529
                                                                         ================

See accompanying notes.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

                           December 31, 2004 and 2003
                        and Year Ended December 31, 2004

1. DESCRIPTION OF PLAN

The following description of the Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least 80% owned and have adopted the Plan (the Company or Employer) in saving for the future. The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants in the Plan may elect to make pre-tax or after-tax contributions up to 25% of their eligible compensation, as defined by the Plan. If a participant's annual salary is equal to or more than $90,000, the most that can be contributed by the Employer on behalf of the participant to the Plan is 12.5%. All percentage contributions are subject to certain dollar limitations as set forth in the Internal Revenue Code (the Code).

The Company will make matching employer contributions in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant's eligible compensation.

Effective September 1, 2002, the matching employer contributions to the Plan were suspended. The matching employer contributions resumed on the first pay attributable to work on or after January 1, 2005.

Effective September 1, 2002 all participant balances became eligible for reallocation at the discretion of the participant.

Effective September 1, 2002, incentive contributions to the Plan were eliminated.

Effective September 1, 2004, the savings portion of the Plan was amended to provide that authorized but unissued shares of common stock of CMS Energy Corporation or other securities convertible to such common stock may be used to satisfy allocations elected by participants.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching employer contributions and allocations of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the matching employer contributions and the incentive contributions of their accounts are based on years of service. A participant becomes 10% vested for each of the first two years of service with the Company, and 20% for each of the next four years of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range up to five years for a general purpose loan or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.

FORFEITURES AND ADMINISTRATIVE EXPENSES

Forfeitures result from matching employer contributions and incentive contributions remaining in the Plan for terminated participants' nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset matching employer contributions. Such amounts forfeited in 2004 and 2003 were $55,386 and $59,392, respectively, and are treated as a reduction of the Employer's contribution. As of December 31, 2004, the cumulative unallocated forfeitures were $158,358; as of December 31, 2003 they were $103,042. Expenses related to the administration and investment management of the Plan are charged against the assets of the investment funds offered to plan participants. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES AND ADMINISTRATIVE EXPENSES (CONTINUED)

securities for each investment fund are charged to the fund that incurred the cost. Fees for obtaining loans are charged to the participant that requested the loan.

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common trust fund accounts are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Contract value approximates fair value. The average yield for these contracts was 6.11% in 2004 and 6.20% in 2003. The crediting interest rate for these investment contracts ranged from approximately 5.40% to 6.99% in 2004 and 5.40% to 7.10% in 2003. Rates on contracts remain fixed for the life of each contract.

Upon completion of the recordkeeping transfer to Fidelity Investments, as described in Note 3, Investments, the valuation of participant accounts was changed to daily pricing from monthly pricing.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

As of January 3, 2003, Fidelity Investments became the trustee and recordkeeper for the Plan. After December 31, 2002, Consumers Energy Company ceased recordkeeping services for the Plan. As of the close of business on December 31, 2002, Comerica Bank of Detroit, Michigan ceased providing trustee services to the Plan and the Plan assets were transferred to Fidelity Investments.

During 2004, the Plan's investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                            NET REALIZED
                                                           AND UNREALIZED
                                                            APPRECIATION
                                                           IN FAIR VALUE
                                                           OF INVESTMENTS
                                                           --------------
Mutual funds                                               $   31,627,844
CMS Energy Corporation Common Stock                            23,102,126
                                                           --------------
                                                           $   54,729,970
                                                           ==============

4. CONTINGENCY

CMS Energy Corporation is a named defendant, along with Consumers Energy Company, CMS Marketing, Services and Trading Company and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the Plan. The two cases, filed in July 2002 in the U.S. District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of the CMS Energy Corporation Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. In March 2004, the judge granted in part, but denied in part, CMS Energy Corporation's motion to dismiss the complaint. The judge has conditionally granted plaintiffs' motion for class certification. A trial date has not been set, but is expected to be no earlier than

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

4. CONTINGENCY (CON'T)

mid-2006. CMS Energy Corporation and Consumers Energy Company will defend themselves vigorously in this litigation but cannot predict its outcome.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 24, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in statements of net assets available for benefits.

7. SUBSEQUENT EVENTS

Effective March 28, 2005, the Company amended the savings portion of the Plan to reduce the amount paid out in a lump sum without the consent of the participant upon termination from $5,000 to $500 based on changes to the federal laws relating to treatment of de minimis distributions from a qualified plan and for administrative ease.

Effective September 30, 2005, the matching employer contribution for union employees will increase from $.50 for each $1.00 contributed by a participant to $.60 for each $1.00 contributed by a participant. The maximum portion of the participant's eligible compensation eligible for the match remains at 6%.

                              Supplemental Schedule

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company
                      EIN: 38-0442310     Plan Number: 002

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                               December 31, 2004

                                                                                                               CONTRACT
                                                       DESCRIPTION OF INVESTMENT INCLUDING                        OR
  IDENTITY OF  ISSUE, BORROWER,                         MATURITY DATE, RATE OF INTEREST,                        CURRENT
    LESSOR OR SIMILAR PARTY                            COLLATERAL, PAR OR MATURITY VALUE             COST        VALUE
--------------------------------------------         ---------------------------------------         ----    ------------
New York Life Insurance Company                      6.99% Matures 06/27/2005                                $ 14,600,920
Principal Mutual Life Insurance Company              6.00% Matures 02/14/2005                                  21,142,716
Principal Mutual Life Insurance Company              6.18% Matures 11/14/2006                                  12,448,283
Principal Mutual Life Insurance Company              6.28% Matures 05/14/2007                                  12,491,152
Principal Mutual Life Insurance Company              5.85% Matures 01/30/2008                                  11,818,858
The Prudential Mutual Life Insurance Company         5.40% Matures 11/15/2006                                  11,846,514
The Prudential Mutual Life Insurance Company         5.70% Matures 11/15/2007                                  17,933,246
Travelers Life and Annuity                           6.45% Matures 05/12/2005                                  28,455,176

* Fidelity Investments                               Fidelity Managed Income Portfolio II                      41,291,721
                                                     Fidelity Dividend Growth                                 150,679,815
                                                     Fidelity Intermediate Bond Fund                            6,203,158
                                                     Fidelity Low Price Stock Fund                             10,999,072
                                                     Fidelity Diversified International Fund                   24,500,289
                                                     Fidelity Small Cap Stock Fund                             14,408,657
                                                     Fidelity Freedom Income Fund                               1,329,472
                                                     Fidelity Freedom 2010 Fund                                 3,619,498
                                                     Fidelity Freedom 2020 Fund                                 2,678,603
                                                     Fidelity Freedom 2030 Fund                                   723,534
                                                     Fidelity Freedom 2040 Fund                                   409,553
                                                     Short Term Investments                                        12,658

* CMS Energy Corporation                             Common Stock of CMS Energy Corporation                   121,554,041

Comerica Bank, N.A.                                  Comerica Small Cap Index Fund                              2,633,789
                                                     Comerica Large Cap Growth Index Fund                      12,155,574
                                                     Comerica Large Cap Value Index Fund                       11,386,982
                                                     Comerica Midcap Index Fund                                 1,785,889
                                                     Comerica 500 Index Fund                                   14,394,383

Calamos Asset Management, Inc.                       Calamos Growth Fund                                       57,289,067

Berger Financial Group, LLC                          Janus Mid Cap Value Fund                                   8,105,451

* Participant Loans                                  Interest rate range:  3.00% to 8.75%
                                                          with various maturity dates through 2019             22,891,867
                                                                                                     ----    ------------
                                                                                                     $  -    $639,789,938
                                                                                                     ====    ============

* Party-in-interest.

Note: Historical cost information is not shown as all investments are participant-directed.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' SAVINGS PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN OF
CONSUMERS ENERGY COMPANY

By:       /s/ John F. Drake
   ----------------------------------------
John F. Drake
Plan Administrator and
Senior Vice President of Human Resources
and Administrative Services
CMS Energy Corporation and
Consumers Energy Company
Dated: June 24, 2005

                                    EXHIBITS

Exhibit Number                                                  Description
--------------                                                  -----------
     (23)                                       Consent of Independent Registered Public Accounting
                                                Firm